UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for January 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: **SASOL ANNOUNCEMENT REGARDING AN ELECTION RIGHT BEING GRANTED TO SOLBE1 SHAREHOLDERS AND THE SOLBE1 BONUS AWARD – DECLARATION AND FINALISATION ANNOUNCEMENT**

Sasol Limited

(Incorporated in the Republic of South Africa)

(Registration number 1979/003231/06)

Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL

Sasol Ordinary ISIN codes: ZAE000006896 US8038663006

Sasol BEE Ordinary Share code: JSE: SOLBE1

Sasol BEE Ordinary ISIN code: ZAE000151817

("Sasol")

SASOL ANNOUNCEMENT REGARDING AN ELECTION RIGHT BEING GRANTED TO SOLBE1 SHAREHOLDERS AND THE SOLBE1 BONUS AWARD – DECLARATION AND FINALISATION ANNOUNCEMENT

1. **Introduction**

On Friday, 17 November 2017, Sasol shareholders approved, *inter alia,* the Sasol Khanyisa transaction which included changes to the rights attaching to SOLBE1 Shares to enable a right of election, more fully detailed in paragraph 2.1 (the "**Election Right**"), to be given to the holders of SOLBE1 Shares whose names appear on the securities register on an appropriate record date to be determined by Sasol. This date has been determined as Friday, 9 February 2018 (the "**Record Date**"). Further details regarding the Election Right are contained in the circular published to Sasol shareholders on 18 October 2017, a copy of which can be viewed at http://www.sasol.com/sites/sasol/files/content/files/Sasol%20Limited%20Circular_Web%20FINAL_0.PDF.

2. **Election Right and SOLBE1 Bonus Award**

2.1. The Election Right, if exercised (the "**Election**"), will result in those SOLBE1 Shares in respect of which such right is exercised, not automatically re-designating as SOL Shares on 5 April 2018 (being the earlier re-designation date determined by the Sasol board and communicated on SENS on 17 November 2017), but remaining as SOLBE1 Shares. Additionally, if the Election Right is exercised, the SOLBE1 shareholder in question will receive, on 1 June 2018, a bonus award in the form of a capitalisation issue, of one SOLBE1 Share for every four SOLBE1 Shares held on the Record Date. In accordance with a ruling granted by the JSE, fractional entitlements to SOLBE1 Shares will be rounded up to achieve the issue of whole numbers of SOLBE1 Shares.

2.2. All SOLBE1 Shareholders registered on the securities register on the Record Date will receive the document containing the Election Right and details of how to exercise the Election Right, which will be distributed to SOLBE1 Shareholders on or about 16 February 2018.

3. **Last Day to Trade (including off-market transactions) in order to be eligible for the Election Right**

   In order to be eligible for the Election Right, the last day to transact (whether on or off-market) in SOLBE1 Shares so as to be on the securities register on the Record Date, being Friday, 9 February 2018, is Tuesday, 6 February 2018 (the "**Last Day to Trade**").

4. **Transactions (including acquisitions, disposals and transfers) in SOLBE1 Shares after the Last Day to Trade**

   From Wednesday, 7 February 2018 (and even after the Record Date) –

   4.1 any person who acquires or takes transfer of SOLBE1 Shares will not be entitled to the Election Right in respect of those SOLBE1 Shares; and

   4.2 any SOLBE1 shareholder who disposes of or transfers SOLBE1 Shares will not be entitled to exercise the Election Right at all, even in respect of any remaining SOLBE1 Shares held by that shareholder on Friday, 9 February 2018 and even if that SOLBE1 shareholder receives the document containing the Election Right.

5. **Some salient terms and conditions of the Election Right**

   5.1. To be valid the Election Right can only be exercised in respect of a shareholder's entire holding of SOLBE1 Shares on the Record Date and will be irrevocable once made; and

   5.2. SOLBE1 shareholders who exercise the Election Right will be unable to trade in the applicable SOLBE1 Shares from the date on which the Election is received by Computershare Nominees Proprietary Limited or such shareholder's CSDP or broker, as applicable, until 5 April 2018. On this date, the SOLBE1 Shares, held by those SOLBE1 Shareholders who did not exercise the Election Right, will re-designate to SOL Shares. If you trade your existing SOLBE1 Shares after dispatching the Election Form to Computershare, your CSDP or broker, your Election will be treated as invalid. Your Election, even if you do not trade after dispatching the Election Form, will only take effect once received by Computershare, your CSDP or broker, but continues to be irrevocable until received.

5.3. The SOLBE1 bonus award shares have not been and will not be registered with the United States Securities and Exchange Commission under the US Securities Act of 1933, as amended, or any securities laws of any state of the United States and may not be offered or sold in the United States absent an exemption from registration requirements.

5.4. If you are in the United States at the time you exercise the Election, you must complete and return a U.S. representation letter to Computershare, or if Computershare is not your CSDP, to your CSDP or broker. You can ask Sasol to provide you with this representation letter.

6. **Important dates**

Last Day to Trade (the last day on which a SOLBE1 shareholder can transact (whether on or off-market) in SOLBE1 Shares in order to be on the securities register on the Record Date and therefore to qualify for the Election Right)	Tuesday, 6 February 2018
The date from which the SOLBE1 Shares trade ex the Election Right	Wednesday, 7 February 2018
A SOLBE1 shareholder who holds his/her/its shares in uncertificated form may not have such shares rematerialised, and a SOLBE1 shareholder who holds his/her/its SOLBE1 Shares in certificated form may not have such shares dematerialised, during this period	Period from Wednesday, 7 February to Friday, 9 February 2018
Any person who acquires or takes transfer of SOLBE1 Shares will not be entitled to the Election Right in respect of those SOLBE1 Shares	Period from Wednesday, 7 February to Friday, 9 February 2018
If a SOLBE1 shareholder disposes of or transfers any or all of his/her/its SOLBE1 Shares during this period, he/she/it will not be entitled to exercise the Election Right, even for those SOLBE1 Shares which he/she/it has not disposed of or transferred and even if that SOLBE1 shareholder receives the document containing the Election Right	
Record Date (the date on which a SOLBE1 shareholder's name will have been entered in the securities register as regards any acquisitions	Friday, 9 February 2018

of SOLBE1 Shares made on or before the Last Day to Trade)	
Any person who acquires or takes transfer of SOLBE1 Shares will not be entitled to the Election Right in respect of those SOLBE1 Shares	Period after Friday, 9 February 2018
Any SOLBE1 Shareholder who/which disposes during this period of SOLBE1 Shares, which qualified for the Election Right, will not be entitled to exercise the Election Right at all, even in respect of that shareholder's remaining SOLBE1 Shares which qualified for the Election Right	
The date from which the Election Right may be exercised	21 February 2018
The final date and time by which the Election must be received by Computershare or your CSDP/broker	12h00 on Thursday, 22 March 2018
SOLBE1 shareholders who exercise the Election Right will be unable to trade in the applicable SOLBE1 Shares during this period	Period from date on which election document received by Computershare Nominees Proprietary Limited, CSDP or broker until 5 April 2018
Document regarding the Election Right dispatched to SOLBE1 shareholders registered on the Record Date	Friday, 16 February 2018 for documents dispatched by post and Wednesday, 21 February 2018 for documents dispatched electronically

29 January 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

US Legal Advisors
Shearman & Sterling

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 January, 2018   By: /s/ V D Kahla
                                Name: Vuyo Dominic Kahla
                                Title: Company Secretary